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                                                                      EXHIBIT 5


(PRESS RELEASE)

April 11, 1997



                       ERO, INC. AND HEDSTROM CORPORATION
                     ENTER INTO DEFINITIVE MERGER AGREEMENT
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Mount Prospect, IL (PRNewswire) -- ERO, Inc. (NASDAQ: EROI) and Hedstrom
Corporation announced today that they have entered into a definitive merger agreement. The agreement calls for Hedstrom to acquire ERO, a leading consolidator and marketer of children's leisure products.

Under the merger agreement, Hedstrom will promptly commence a cash tender offer for all of the outstanding shares of ERO common stock for $11.25 per share.
ERO has approximately 11.7 million fully diluted shares outstanding. Including funded debt, the transaction is valued at approximately $203 million.

D. Richard Ryan, Jr., Chairman, President and CEO of ERO stated, "We clearly think this transaction is in the best interest of ERO shareholders. The merger also represents a great opportunity for both companies to become a more important factor in children's leisure products. ERO has been growing about 20% per year over the last three years by acquiring businesses with dominant positions in their respective markets. Adding ERO's slumber, back-to-school, arts & crafts, water sports and children's room decor business to Hedstrom's play balls and outdoor play equipment businesses should create an even stronger company, better able to serve its customers and provide now opportunities for employees."



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ERO's largest investor, the private equity fund of Golder, Thoma, Cressey,
Rauner, Inc., holds approximately 38 percent of the total outstanding shares of the Company and has agreed to tender its shares into the tender offer. Hedstrom's controlling shareholder is Hicks, Muse, Tate & Furst, Inc. The Boards of Directors of both ERO and Hedstrom have give approval to the acquisition and the Board of ERO recommends that ERO stockholders accept Hedstrom's cash tender offer.

Consummation of the acquisition is contingent upon the tender of a majority of ERO's outstanding shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under the federal
Hart-Scott-Rodino Antitrust Act, the funding of committed debt financing which has been obtained by Hedstrom, and other customary conditions.

As a result of this transaction, ERO also announced that it was postponing its Annual Meeting of Stockholders that had been previously scheduled for April 17, 1997.

ERO has grown significantly through acquisitions in the last five years. The company now is a leading marketer of children's leisure products in multiple market segments through its four operating subsidiaries. ERO Industries sells licensed Slumber Shoppe and children's water sports products through sporting goods and toy channels. Amav Industries sells its art, craft and activity products in toy and craft departments. Impact sells licensed and branded back-to-school products to stationery buyers. Priss Prints markets a range of children's room decor products through juvenile, paint and wallpaper and domestic departments.



                                Contact:  Mark D. Renfree
                                          Chief Financial Officer
                                          847/803-9200 ext. 315



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